As filed with the Securities and Exchange Commission on January 14, 2021

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

PRIORITY INCOME FUND, INC.
(Name of Subject Company (Issuer) AND Filing Person (Offeror))
Common Stock, Par Value $0.01 per share
(Title of Class of Securities)
74272V107 – Class R Common Stock
74272V206 – Class RIA Common Stock
74272V305 – Class I Common Stock
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

M. Grier Eliasek
Chief Executive Officer
Priority Income Fund, Inc.
10 East 40th Street, 42nd Floor
New York, NY 10016
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Steven B. Boehm, Esq.
Cynthia R. Beyea, Esq.
Eversheds Sutherland (US) LLP
700 Sixth Street, NW
Washington, DC 20001
Tel: (202) 383-0100
Fax: (202) 637-3593

CALCULATION OF FILING FEE

TRANSACTION VALUATION	AMOUNT OF FILING FEE(1)
$4,098,648.00	$447.16

(1)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 1 for fiscal year 2021, equals $109.10 per million dollars of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable	Filing Party: Not Applicable
Form or Registration No.: Not Applicable	Date Filed: Not Applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)
Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

AMENDMENT NO. 1
SCHEDULE TO

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the “Tender Offer Statement”) originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on December 10, 2020 by Priority Income Fund, Inc. (the “Company”), an externally managed, non-diversified, closed-end management investment company incorporated in the State of Maryland, relating to the offer by the Company to purchase up to $4,098,648 worth of its issued and outstanding common stock, par value $0.01 per share (the “Shares”), which amount represents the number of Shares it can repurchase with the cash that has been retained by the Company during the quarter ended September 30, 2020 as a result of issuing shares through its distribution reinvestment plan to those shareholders who have elected to receive their distributions in the form of additional shares rather than in cash. The offer was made upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal (which, together with any amendments or supplements hereto or thereto, collectively constituted the “Offer”).

This Amendment is filed solely to correct the Offer’s Expiration Date, as identified in the Offer to Purchase, Letter of Transmittal, Notice of Tender Cancellation, and Letter to Stockholders, each of which was filed as an exhibit to the Tender Offer Statement on Schedule TO (collectively, the “Tender Offer Materials”).

Pursuant to rules promulgated by the Commission, the Offer must remain open for at least twenty business days from its commencement. The Tender Offer Materials incorrectly identified January 18, 2021, which is a Federal holiday and therefore not a “business day” under the Commission’s rules, as the Expiration Date.

Accordingly, this Amendment No. 1 corrects the Expiration Date to 12:00 AM, Eastern Time, on January 20, 2021, and the Offer will remain open up to the corrected Expiration Date. All references to 4:00 PM, Eastern Time, on January 18, 2021 as the Expiration Date in or incorporated by reference into Items 1 through 8 of the Tender Offer Statement, and in each of the Tender Offer Materials, are hereby deleted and replaced with references to 12:00 AM, Eastern Time, on January 20, 2021, respectively, as the Expiration Date.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 14, 2021

PRIORITY INCOME FUND, INC.

By: /s/ M. Grier Eliasek
Name: M. Grier Eliasek
Title: President and Chief Executive Officer